EXHIBIT 12 (b)

METRIS COMPANIES INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
(DOLLARS IN THOUSANDS)

	Year Ended December 31,
	2004	2003	2002	2001	2000
Earnings: (1)
Earnings (loss) before income taxes, and cumulative effect of accounting change	$33,745	$(217,265)	$283	$287,915	$303,723
Fixed charges	63,729	83,152	111,446	173,553	139,029

Earnings, for computation purposes	97,474	(134,113)	111,729	461,468	442,752

Preferred dividend requirement	$43,817	$40,086	$38,009	$34,770	$31,622
Ratio of earnings before tax expense to income before extraordinary items and cumulative effect of accounting changes	1.47	1.47	(0.18)	1.65	1.63

Preferred dividends (2)	$64,437	$58,949	$(6,791)	$57,471	$51,502

Fixed Charges: (1)
Interest on indebtedness, and amortization of debt expense	60,441	74,421	103,516	166,277	133,006
Interest factor of rental expense	3,288	8,730	7,930	7,276	6,023

Total Fixed Charges	63,729	83,152	111,446	173,553	139,029

Total fixed charges and preferred dividends	128,166	142,101	104,655	231,024	190,531

Total available earnings (loss)	$161,911	$(75,164)	$104,938	$518,939	$494,254

Ratio of earnings (loss) to fixed charges and preferred dividends	0.76	(0.94)	1.07	2.00	2.32

Deficiency	$30,693	$276,215

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	Preferred dividends represent the pretax earnings that would have been required to cover such dividend requirement.